Exhibit 99.1

JEFFS’ BRANDS LTD

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 2025

(UNAUDITED)

JEFFS’ BRANDS LTD

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

		June 30,	December 31,
	Note	2025	2024
		Unaudited	Audited
		USD in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents		6,066	2,564
Restricted deposit		19	17
Trade receivables		507	420
Other receivables		940	491
Inventory		4,091	4,052
Total current assets		11,623	7,544
NON-CURRENT ASSETS:
Other receivables		325	-
Property and equipment, net		367	184
Investment accounted for using the equity method	4	678	754
Investment at fair value		4	5
Intangible assets, net	6	5,592	4,945
Goodwill		1,090	-
Operating lease right-of-use assets		3,306	292
Total non-current assets		11,362	6,180
TOTAL ASSETS		22,985	13,724

LIABILITIES AND EQUITY
CURRENT LIABILITIES:

Trade payables		863	458
Other payables	7	3,861	1,257
Convertible promissory notes	8	271	-
Total current liabilities		4,995	1,715
NON-CURRENT LIABILITIES:
Operating lease liabilities		1,063	199
Convertible promissory notes	8	6,801	-
Derivative liabilities	8	1,509	6,220
Deferred taxes		456	33
Total non-current liabilities		9,829	6,452
TOTAL LIABILITIES		14,824	8,167

SHAREHOLDERS’ EQUITY:
Ordinary shares, no par value per share - Authorized: 1,500,000,000 and 90,000,000 as of June 30, 2025 and December 31, 2024, respectively; Issued and outstanding: 553,486 and 100,931 ordinary shares as of June 30, 2025 and December 31, 2024, respectively.		-	-
Additional paid-in-capital		26,983	21,637
Accumulated deficit		(18,822)	(16,080)
TOTAL SHAREHOLDERS’ EQUITY		8,161	5,557
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		22,985	13,724

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

		Six months ended June 30,
		USD in thousands (*)
		Unaudited
	Note	2025	2024
Revenues		6,984	6,198
Cost of sales		6,415	5,441

Gross profit		569	757

Operating expenses:

Sales and marketing		661	603
General and administrative		3,483	2,413
Equity in loss of affiliate		76	245
Other income		(65)	(60)

Operating loss		(3,586)	(2,444)

Financial expenses (income), net	9	(750)	1,367

Loss before taxes		(2,836)	(3,811)

Tax expenses (income)		(94)	64

Net loss for the period		(2,742)	(3,875)

Loss per ordinary share (basic and diluted)		(14.08)	(153.30)	(**)

Weighted-average ordinary shares used in computing net loss per share, basic and diluted		194,893	25,277	(**)

(*)	Except for share and per share data.

(**)	Share and per share data in these condensed consolidated financial statements have been retroactively adjusted to reflect the reverse share splits effected in June 2025 and November 2024. See Note 1d.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD

CONDENSED CONSOLIDATED STATEMENTS OF

INTERIM CHANGES IN SHAREHOLDERS’ EQUITY (Unaudited)

	Ordinary Shares		Additional paid-in-		Accumulated
	Number	Amount	capital		deficit	Total

BALANCE AT DECEMBER 31, 2024	101,030	-	21,637		(16,080)	5,557
Net loss for the period	-	-	-		(2,742)	(2,742)
Issuance of ordinary shares and pre-funded warrants, net (**)	38,971	-	541		-	541
Exercise of pre-funded warrants	75,060	-	(*	)		(*	)
Exercise of Series A warrants	32,660	-	905		-	905
Conversions of convertible promissory note	274,968	-	3,159		-	3,159
Reclassification of warrants from liability to equity	-	-	232		-	232
Share-based payment	30,797	-	509		-	509
BALANCE AT JUNE 30, 2025	553,486	-	26,983		(18,822)	8,161

	Ordinary Shares		Additional paid-in-		Accumulated
	Number	Amount	capital		deficit	Total

BALANCE AT DECEMBER 31, 2023	5,501	-	16,787		(8,276)	8,511
Net loss for the period	-	-	-		(3,875)	(3,875)
Issuance of ordinary shares, pre-funded warrants and warrants, net	8,527	-	2,557		-	2,557
Exercise of Series B warrants	23,788	-	-		-	-
Exercise of pre-funded warrants	3,711	-	(*	)	-	(*	)
BALANCE AT JUNE 30, 2024	41,527	-	19,344		(12,151)	7,193

(*)	less than 1 thousand.

(**)	Issuance costs in the amount of approximately $41 thousand.

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six months ended June 30,
	2025	2024
	USD in thousands
	Unaudited
CASH FLOWS USED IN OPERATING ACTIVITIES:
Net loss for the period	(2,742)	(3,875)

Adjustments to reconcile net loss to net cash from (used in) operating activities:
Exchange differences on cash and cash equivalent	(30)	5
Finance expenses on lease liabilities	25	(3)
Amortization of intangible assets	436	384
Depreciation	28	6
Loss from change in the fair value of a financial asset at fair value	1	57
Equity losses	76	245
Change in fair value of derivative liabilities – warrants	(5,628)	730
Change in fair value of derivative liabilities – promissory notes	4,686	-
Changes in deferred taxes, net	(97)	(27)
Issuance costs of financial instruments classified as derivative liabilities	-	603
Gain from reassessment of lease term	(111)	-
Remeasurement of a Deferred Payment	25	-
Share-based payment	509	-
	(80)	2,000

Changes in operating assets and liabilities:
Decrease in trade receivables	160	233
Decrease in operating lease right-of-use assets	1,385	42
Decrease in operating lease liabilities	(1,198)	(42)
Decrease in other receivables	(511)	98
Increase in inventory	(39)	(1,968)
Increase (decrease) in accounts payable and other payables	618	(22)
Increase in restricted deposit	(2)	-
Net cash used in operating activities	(2,409)	(3,534)

CASH FLOWS USED IN INVESTING ACTIVITIES:

Acquisition of Pure Logistics, net of cash acquired (see Note 3)	(2,253)	-
Purchase of property and equipment	(6)	(8)
Purchase of investment accounted for using the equity method	-	(98)
Purchase of intangible asset	-	(330)
Net cash used in investing activities	(2,259)	(436)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES:

Issuance of ordinary shares and pre-funded warrants, net	541	6,255
Exercise of Series A warrants	534	-
Proceeds from issuance of convertible notes	7,065	-
Net cash from (used in) financing activities	8,140	6,255

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,472	2,285
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE PERIOD	2,564	535
LOSSES FROM EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	30	(5)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD	6,066	2,815

Supplemental disclosure of cash flow information:
Taxes paid	7	92
Interest received	6	60
Interest paid	12	15

Supplemental disclosure of noncash investing and financing activities:
Right of use assets obtained in exchange for lease liabilities	1,715	-
Reclassification of warrants from liability to equity	232	-

Supplemental disclosure of the acquisition of Pure Logistics:
Working capital other than cash	493	-
Property and equipment, net	205	-
Operating lease right-of-use assets	6,119	-
Intangible assets – customer relationships	1,083	-
Goodwill	1,090	-
Operating lease liabilities	(5,742)	-
Deferred tax liability	(520)	-
Deferred payment	(475)	-
Total cash from investment in newly consolidated subsidiary	2,253	-

The accompanying notes are an integral part of the interim condensed consolidated financial statements.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 1 — GENERAL INFORMATION

a.	General

Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) was incorporated in Israel on March 7, 2021. As of June 30, 2025, the Company had six wholly owned subsidiaries — Smart Repair Pro (“Smart Pro”), Top Rank Ltd. (“Top Rank”), Jeffs’ Brands Holdings Inc. (“Jeffs’ Brands Holdings”), Fort Products Ltd. (“Fort”), Fort Products LLC and Pure NJ Logistics LLC (“Pure Logistics”) (together the “Subsidiaries”). The Company and its Subsidiaries (collectively, the “Group”), other than Pure Logistics, are engaged in the acquisition, improvement and operation of virtual stores (the “Brands”) mainly on the Amazon marketplace (“Amazon”). Pure Logistics operates a logistics center specializing in warehousing and distribution services. As of July 7, 2025 Jeffs’ Brands also holds approximately 75.02% of the equity interest of Fort Technology Inc. (“Fort Technology”, formerly known as Impact Acquisitions Corp).

In addition, the Company holds approximately 49% of the issued and outstanding shares of common stock of its affiliate – SciSparc Nutraceuticals Inc. (“SciSparc U.S.”). For additional information see Note 4a.

As of June 30, 2025, the Company, together with its Subsidiaries and affiliates, operated eight Brands on Amazon: KnifePlanet, CC-Exquisite, PetEvo, Whoobli, Roshield, Entopest, Rempro, and Birdgo. In addition, the Company’s has a minority interest in SciSparc U.S., which operates the Wellution brand on Amazon.

b.	Concentration Risk

The Group’s activities are mainly conducted through Amazon’s commercial platform. Any material change, whether temporary or permanent, including changes in Amazon’s terms of use and/or its policies, may affect sales performance, and may have a material effect on the Group’s financial position and the results of its operations.

In addition, the Group is engaged with a small number of suppliers as part of the production process of the Brands. Any material changes in the supply process, whether temporary or permanent, may affect sales performance, and may have a material effect on the Group’s financial position and the results of its operations.

c.	Liquidity

During the six months ended June 30, 2025, the Group incurred a net loss of $2,742 thousand and cash flows used in operating activities were $2,409 thousand. As of June 30, 2025, the Group had an accumulated deficit of approximately $18,822 thousand.

The Group intends to continue to finance its operating activities through the sale of products via the Brands, revenues from warehousing and distribution services and through raising additional capital, as needed.

As described in Note 5f, in June 2025, the Company entered into a Securities Purchase Agreement (the “SPA”) with an institutional investor, pursuant to which it may issue and sell, from time to time, convertible promissory notes in the aggregate principal amount of up to $100 million. Accordingly, the Company’s management anticipates that the Company’s cash and cash equivalents as of the issuance date of these interim condensed consolidated financial statements and the future expected cash flow from the issuance of additional convertible promissory notes will be sufficient to support the Group’s current operations for more than 12 months from such date.

d.	Reverse Share Splits

On June 16, 2025, the Company effected a one-for-seventeen (1-for-17) reverse share split of its ordinary shares (the “2025 Reverse Split”). As a result of the 2025 Reverse Split, every seventeen (17) shares of ordinary shares issued and outstanding were combined into one ordinary share.

On November 20, 2024, the Company effected a one-for-thirteen (1-for-13) reverse share split of its ordinary shares (the “2024 Reverse Split”). As a result of the 2024 Reverse Split, every thirteen (13) shares of ordinary shares issued and outstanding were combined into one ordinary share.

All outstanding securities entitling their holders to purchase ordinary shares, including promissory notes and warrants convertible into or exercisable for ordinary shares, were adjusted pursuant to their terms, as a result of the 2025 Reverse Split and the 2024 Reverse Split. The 2025 Reverse Split and the 2024 Reverse Split did not affect the number of ordinary shares authorized for issuance. All share amounts, per share data and exercise prices have been adjusted retroactively within these financial statements to reflect the 2025 Reverse Split and the 2024 Reverse Split.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 2 — BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited Interim Financial Statements

The accompanying unaudited interim consolidated condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) applicable to interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of the Company’s management, all adjustments considered necessary for a fair presentation have been included (consisting only of normal recurring adjustments except as otherwise discussed). For further information, reference is made to the consolidated financial statements and related notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024.

The results of operations for the six months ended June 30, 2025, are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2025.

b.	Principles of Consolidation

The accompanying condensed consolidated financial statements include the accounts of the Group. All intercompany balances and transactions have been eliminated in consolidation.

c.	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. The Company evaluates on an ongoing basis its assumptions, including those related to contingencies, deferred taxes, inventory impairment, derivative liability, useful lives of intangible assets, intangible assets impairment as well as in estimates used in applying the revenue recognition policy. Actual results may differ from those estimates.

In the preparation of these condensed consolidated financial statements, the significant judgments exercised by management in the application of the Group’s accounting policies and the uncertainty involved in the key sources of those estimates were identical to the ones used in the Group’s consolidated financial statements for the year ended December 31, 2024.

d.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the Group’s financial statements for the year ended December 31, 2024, other than:

Business Combinations

The Company accounted for the business combination in accordance with ASC 805, “Business Combinations” (“ASC 805”). ASC 805 requires recognition of assets acquired, liabilities assumed, and any non-controlling interest at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price is allocated to goodwill. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill only for adjustments resulting from facts and circumstances that existed as of the acquisition date. After the measurement period, any subsequent adjustments are reflected in the consolidated statements of income.

Goodwill

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment, in accordance with ASC 350, “Intangibles – Goodwill and Other”, at the reporting unit level, at least annually at December 31 each year, or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Any excess of the carrying amount of the reporting unit over its fair value is recognized as an impairment loss, and the carrying value of goodwill is written down to fair value.

Intangible Assets

Intangible assets that are not considered to have finite useful life are amortized over their estimated useful lives. Customer relationships are being amortized over useful lives of five years. The Company continually evaluates the reasonableness of the useful lives of these assets. Additionally, the Company reviews the carrying values of these assets for possible impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable based on undiscounted estimated cash flows expected to result from its use and eventual disposition.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 3 — BUSINESS COMBINATION

On March 10, 2025, the Company and Smart Pro entered into a definitive agreement to acquire Pure NJ Logistics LLC (“Pure Logistics”), a New Jersey limited liability company that operates a strategically located logistics center in New Jersey. On March 18, 2025, the acquisition closed, and Smart Pro acquired all of the issued and outstanding equity interests of Pure Logistics. As consideration for the acquisition, Smart Pro paid $2,347 thousand in cash at the closing and an additional amount of $500 thousand in the aggregate (the “Deferred Payment”) to be repaid through promissory notes (the “Pure Logistics Promissory Notes”). The Pure Logistics Promissory Notes bears an annual interest rate of 9% and will be repaid by the 16th month from the closing of the acquisition. In order to secure the payment of the Deferred Payment, the Company issued to the sellers of Pure Logistics, warrants to purchase up to 630 of the Company’s ordinary shares, at an initial exercise price of $46.76 per share (the “Pure Logistics Warrants”). The Pure Logistics Warrants were issued as security for the delivery of the Deferred Payment in full and constitute the sellers’ sole remedy in the event of non-payment of principal or accrued interest on the Pure Logistics Promissory Notes. The Pure Logistics Warrants will only become exercisable upon the occurrence of a Default Event (as defined in the Promissory Notes). At the acquisition date, the Company assessed that no Default Event is expected to occur prior to the payment date of the Deferred Payment. Accordingly, the fair value of the Pure Logistics Warrants was estimated at zero.

On July 1, 2025, the Company settled the Deferred Payment in full. Consistent with the original assessment, the fair value of the Pure Logistics Warrants as of June 30, 2025 remained zero, as no Default Event had occurred and the obligation was subsequently satisfied.

The following table summarizes the fair value of the consideration paid to acquire Pure Logistics as of March 18, 2025 (in thousands):

March 18, 2025
Cash paid	2,347
Deferred Payment	475
Total purchase price	2,822

The following table summarizes the recognized amounts of identifiable assets acquired and liabilities assumed in connection with the acquisition of Pure Logistics as of March 18, 2025 (in thousands):

March 18, 2025
Working capital (*)	587
Property and equipment, net	205
Operating lease right-of-use assets	6,119
Operating lease liabilities	(5,742)
Deferred tax liability	(520)

Intangible assets:
Customer relationships	1,083
Fair value of acquired identifiable assets	1,732
Purchase price	2,822
Goodwill	1,090

(*)	Working capital includes cash and cash equivalents, trade receivables, other receivables, trade payables, and other payables.

The total consideration was allocated to the fair value of assets acquired and liabilities assumed as of the acquisition date, with the excess purchase price recorded as goodwill. Management’s estimate of the fair values of the acquired intangible assets as of the acquisition date is preliminary and subject to change and is based on established and accepted valuation techniques performed with the assistance of third-party valuation specialists. Additional information, which existed as of the acquisition date but is yet unknown to the Company may become known to the Company during the remainder of the measurement period, which will not exceed twelve months from the acquisition date. Changes to amounts will be recorded as adjustments to the provisional amounts recognized as of the acquisition date and may result in a corresponding adjustment to goodwill in the period in which new information becomes available. The goodwill that arose from the acquisition consists of synergies expected from the activities of the Company and Pure Logistics.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 4 — INVESTMENT IN AFFILIATE

a.

In February 2023, the Company acquired, through Jeffs’ Brands Holdings, approximately 49.1% of the issued and outstanding shares of common stock of SciSparc U.S., a related party of the Company, for approximately $3.0 million in cash. SciSparc U.S. owns and operates Wellution, an Amazon food supplements and cosmetics brand. Jeffs’ Brands Holdings has the right to appoint two of five directors to the board of SciSparc U.S. The Company’s management concluded that the Company has significant influence, but not control, over SciSparc U.S. and, accordingly, accounts for the investment using the equity method. The carrying amount of the investment is adjusted to reflect the Company’s proportionate share of the net earnings or losses and decreased by any dividends received. The Company’s share of income or loss related to this investment is reported as equity earnings (loss) of affiliate in the consolidated statements of operations.

The activity in the Investment accounted for using the equity method was as follows:

Six months ended June 30, 2025
USD in thousands
Balance as of January 1, 2025	754
Equity losses	76
Balance as of June 30, 2025	678

Six months ended June 30, 2024
USD in thousands
Balance as of January 1, 2024	1,940
Equity losses	(245)
Balance as of June 30, 2024	1,695

NOTE 5 — SIGNIFICANT EVENTS DURING THE PERIOD

a.

On January 16, 2025, the Company issued a non-recourse convertible promissory note (the “January Note”) to an institutional investor in the principal amount of $2,850 thousand and a warrant to purchase up to 44,749 ordinary shares (the “January Warrant”). The Company received net proceeds of $2,565 thousand, after a 10% issuance discount, in connection with such issuance.

The January Note bears interest at an annual rate of 8% and is repayable in a single payment on July 16, 2026. The outstanding amount under the January Note is convertible, at the option of the holder, into the Company’s ordinary shares at a conversion price equal to the lower of (i) $47.76779, representing 110% of the volume-weighted average price (“VWAP”) of the Company’s ordinary shares on January 15, 2025, or (ii) 95% of the lowest daily VWAP during the 20 consecutive trading days immediately preceding the applicable conversion date.

The January Warrant was issued with an initial exercise price of $41.39679 per share, subject to certain anti-dilution adjustments and other adjustments, and was exercisable upon issuance for a term of 5.5 years, expiring on July 16, 2030.

Upon issuance, both the January Note and the January Warrant were classified as liabilities and recorded at fair value through profit or loss, as the conversion and adjustment features did not meet the criteria for equity classification. At the issuance date, the fair value of the January Note was $4,246 thousand and the fair value of the January Warrant was $1,520 thousand. Because the combined fair value exceeded the proceeds received, the Company recognized an immediate expense of $3,201 thousand in financial expense, net.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 5 — SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

During the period ended June 30, 2025, the holder of the January Note converted an aggregate of $2,673 thousand of the principal amount into ordinary shares, which triggered adjustments to the exercise terms of previously issued Series A warrants under their anti-dilution provisions (see also Note 5e).

As of June 30, 2025, the fair value of the January Note was $271 thousand, comprised of $177 thousand principal, $76 thousand deferred interest, and $18 thousand early repayment penalty and the fair value of the January Warrant was $1,288 thousand. The change in fair value from the issuance date to June 30, 2025, was recorded in “Financing expenses, net.”

Effective as of June 30, 2025, the Company and the holder amended certain terms of the January Warrant. Following an evaluation of the amended terms, the Company concluded that the warrant is considered indexed to its own equity and reclassified the warrant liability to additional paid-in capital in the amount of $232 thousand.

On July 1, 2025, the Company repaid the remaining balance of the January Note in the amount of $271 thousand.

b.	On January 5, 2025, Mr. Eli Yoresh resigned from the board of directors of the Company effective immediately.

c.

On April 30, 2025, the Company entered into a share purchase agreement (the “SPA”) with Plantify Foods, Inc., a Canadian public company (the “Acquiror”) for the acquisition of Smart Pro. Prior to the closing of the acquisition, the Company will enter into a share transfer agreement with Smart Pro, pursuant to which it will transfer all of the shares of common stock of Jeffs’ Brands Holdings (which holds the minority interest in SciSparc U.S.) to Smart Pro, in exchange for shares of common stock of Smart Pro. Thereafter, the Company will transfer all of the issued and outstanding shares of common stock of Smart Pro to the Acquiror in exchange for 75% of the Acquiror’s issued and outstanding shares, on a fully diluted basis, as an initial payment upon closing of the transaction. Upon the achievement of certain milestones, the Company will receive an aggregate additional number of shares for up to a 90% equity interest in the Acquiror, on a fully diluted basis, each calculated as of immediately following the closing of the transaction.

On July 31, 2025, the Company and the Acquiror entered into an amendment to the SPA. Pursuant to the amendment, following the closing, the Company will hold 78% of the Acquiror’s issued and outstanding share capital, and upon the achievement of certain milestones, the Company will receive an aggregate additional number of shares for up to an 86% equity interest in the Acquiror, on a fully diluted basis.

On September 11, 2025 the Company entered into a share transfer agreement with Smart Pro, pursuant to which all of its shares of Jeffs’ Brands Holdings, which holds an approximately 49.1% ownership interest in SciSparc U.S. will be transferred to Smart Pro in exchange for shares of common stock of Smart Pro. As a result, Jeffs’ Brands Holdings will become a direct, wholly-owned subsidiary of Smart Pro and Smart Pro will own an approximately 49.1% ownership interest in SciSparc U.S. The closing of the share transfer agreement is conditioned upon the receipt of a tax pre-ruling from the Israeli Tax Authority.

d.

On April 9, 2025, the Company granted certain service providers 30,797 Ordinary Shares in the aggregate and recorded an expense of $509 thousand in general and administrative expenses in respect for such grants.

e.

On May 28, 2025, the Company entered into a securities purchase agreement (the “May SPA”) with an institutional investor, pursuant to which the Company issued and sold, in a registered direct offering: (i) 38,971 ordinary shares, at an offering price of $5.10 per ordinary share, and (ii) pre-funded warrants to purchase up to 75,060 ordinary shares, at an offering price of $5.0983 per pre-funded warrant. The pre-funded warrants are exercisable immediately upon issuance, at an exercise price of $0.0017 per ordinary share, and do not expire until they are exercised in full. The offering closed on May 28, 2025. The Company received gross proceeds of approximately $582 thousand from the offering. All of the pre-funded warrants issued in the offering were exercised.

Pursuant to anti-dilution provisions of the Series A warrants and the January Warrant, and following the offering, the exercise price of the outstanding Series A warrants and the January Warrant was adjusted downward to $5.10, pursuant to their respective terms.

f.

On June 26, 2025, the Company entered into a securities purchase agreement (the “June SPA”) with an institutional investor (the “June Notes Holder”), pursuant to which the Company may, from time to time, issue and sell, convertible promissory notes (the “June Notes”) in an aggregate principal amount of up to $100 million.

At the initial closing, the Company issued a June Note with the principal amount of $5,000 thousand for a purchase price of $4,500 thousand in cash. Beginning December 1, 2025, and pursuant to the terms of the June SPA and subject to certain conditions, the Company may request additional drawdowns of up to $2,500 thousand each quarter, with a purchase price equal to 90% of the principal amount.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 5 — SIGNIFICANT EVENTS DURING THE PERIOD (Cont.)

Each June Note bears interest at an annual rate of 4% (increasing to 14% upon an event of default), repayable in 10 equal monthly installments beginning on the 18th month following its date of issuance, unless repaid earlier at the Company’s discretion or extended at the June Notes Holder’s option. The outstanding balance is convertible, at the option of the June Notes Holder, at a conversion price equal to the lower of (i) $6.80 per share and (ii) 88% of the lowest daily VWAP during the 20 trading days preceding conversion, subject to a floor of $1.02856 per share and further adjustments.

The June Notes contain variable conversion terms and other features that do not qualify for equity classification under ASC 815-40. Accordingly, the June Notes are accounted for in their entirety as liabilities, measured at fair value upon issuance and remeasured at fair value at each reporting date, with changes in fair value recognized in financial expense, net. The Company determined the fair value of the outstanding June Notes upon issuance to be $8,393 thousand. As of June 30, 2025, the fair value was $6,801 thousand. The change in fair value during the period was recognized within financial expenses, net.

g.	In connection with efficiency measures undertaken following the acquisition of Pure Logistics (see Note 3) and changes implemented in its operations, Pure Logistics decided not to exercise the renewal option related to one of its warehouses (approximately 40,788 square foot) and returned the premises on June 30, 2025. As a result, the Company reduced its right-of-use asset by $1,826 thousand and its lease liability by $1,715 thousand. The difference of $111 thousand, which resulted primarily from the straight-line recognition of lease expense under ASC 842 in prior periods compared to the variable lease payments actually incurred, was recognized as a gain from reassessment of lease term within cost of sales. In addition, Pure Logistics notified the landlord of its intention to renew the lease agreement for a separate warehouse for an additional 5 years starting November 1, 2025.

NOTE 6 — INTANGIBLE ASSETS

Total intangible assets consisted of the following as of June 30, 2025 and December 31, 2024:

	June 30, 2025
	Gross Amount	Accumulated Amortization	Net Balance
	USD in thousands
Brands	7,774	(3,211)	4,563
Customer relationships	1,083	(54)	1,029
Total	8,857	(3,265)	5,592

	December 31, 2024
	Gross Amount	Accumulated Amortization	Net Balance
	USD in thousands
Brands	7,774	(2,829)	4,945

The Brands and customer relationships are being amortized over useful lives of ten years and five years, respectfully. Amortization expenses were $436 thousand and $384 thousand, for the six months ended June 30, 2025, and 2024, respectively.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 7 — OTHER PAYABLES

	June 30, 2025	December 31, 2024
	USD in thousands
Government institutions	172	188
Employees and related benefits	101	145
Operating lease liabilities	1,962	89
Deferred Payment (see Note 3)	513	-
Revenue Sharing Payment payable	161	171
Accrued expenses and other payables	952	649
	3,861	1,242

NOTE 8 — CONVERTIBLE PROMISSORY NOTES AND DERIVATIVE LIABILITIES

During the period, 32,660 ordinary shares underlying the Series A warrants were exercised for total consideration of $534 thousand. During July and August 2025, 13,613 ordinary shares underlying the Series A warrants were exercised for total consideration of $69 thousand. None of the additional warrants issued by the Company on November 28, 2022 (the “Additional Warrants”) as a result of certain adjustments pursuant to the terms of the warrants issued as part of the Company’s initial public offering (the “IPO Warrants”) were exercised during the period.

As described in Note 5, during the period, the Company issued the January Note and January Warrant in January 2025 and June Notes in June 2025.

As of June 30, 2025, the outstanding number of ordinary shares to be issued from the conversion of the Series A warrants, Additional Warrants and January Warrant were 116,859, 1,832 and 44,749, respectively.

The following table presents changes in the fair value of the convertible promissory notes and derivative liabilities during the period (in thousands).

	Series A Warrants	Additional Warrants	January Note		January Warrant		June Notes		Total
Balance as of December 31, 2024	5,206	1,014	-		-		-		6,220
Issuance of promissory notes and derivative liability	-	-	4,246		1,520		8,393		14,159
Conversions into ordinary shares	(371)	-	(3,159)		-		-		(3,530)
Change in fair value	(4,260)	(80)	(816	) (*)	(1,288	) (*)	(1,592	) (**)	(8,036)
Reclassification to equity	-	-	-		(232)		-		(232)
Balance as of June 30, 2025	575	934	271		-		6,801		8,581

(*)	Upon issuance, the Company recognized a day-one loss of $3,201 thousand relating to the January Note and January Warrant, in addition to the revaluation disclosed above (see Note 5a).

(**)	Upon issuance, the Company recognized a day-one loss of $3,893 thousand relating to the June Notes, in addition to the revaluation disclosed above (see Note 5f).

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 8 — CONVERTIBLE PROMISSORY NOTES AND DERIVATIVE LIABILITIES (Cont.)

The following table presents the significant unobservable inputs used for calculation of fair value as of June 30, 2025:

As of June 30, 2025	Series A Warrants	Additional Warrants	January Note	January Warrant	June Notes
Expected volatility	114.3%	164.97%	152.28%-157.3%	110.69%-113.66%	156.93%-157.3%
Exercise price	$5.1	$3,125	$47.7	$47.8-$5.1	$1.028-$6.8
Share price	$6.22	$6.22	$41.65-$6.22	$41.65-$6.22	$8.26-$6.22
Risk-free interest rate	3.74%	3.73%	4.21%-3.96%	4.41%-3.79%	3.83%-3.84%
Dividend yield	-	-	-	-	-
Expected life (years)	4	2.41	1.5-1	5.5-5	1.5-1.48
Weighted average cost of capital (WACC)	22%	-	-	-	-

NOTE 9 — FINANCIAL EXPENSES (INCOME), NET

	Six months ended June 30,
	2025	2024
	USD in thousands

Change in fair value of convertible promissory notes and derivative liabilities	(942)	730
Exchange rate differences	3	20
Interest income	(6)	(60)
Issuance costs of convertible promissory notes	150	-
Issuance costs of financial instruments classified as derivative liabilities	-	603
Revaluation of securities - fair value through profit or loss	(1)	57
Remeasurement of Deferred Payment	25	-
Interest expense on Deferred Payment	13	-
Other finance expenses (income)	8	17
Financial expenses (income), net	(750)	1,367

NOTE 10 — SEGMENT INFORMATION

Segment information was prepared on the same basis that the Company’s chief operating decision maker (“CODM”), the former Chief Executive Officer (the “Former CEO”), managed the business, made business decisions and assessed performance. The Former CEO resigned after the date of the interim condensed consolidated financial statements (see Note 12d). The Company has one operating and reportable segment, which is the acquisition, improvement and operation of the Brands. See Note 1a for further details.

The CODM assessed performance for this segment and decided how to allocate resources based on net loss. The measure of segment assets that was reviewed by the CODM was reported within the Consolidated Balance Sheet as consolidated Total assets. The former CEO performed the assessment of segment performance by using the reported measure of segment loss to monitor actual results. As of the date of issuance of these financial statements, the new Chief Executive Officer has not yet been designated as the CODM.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 10 — SEGMENT INFORMATION (Cont.)

The table below summarizes the significant expense categories regularly reviewed by the CODM for the six months ended June 30, 2025 and 2024:

	Six months ended June 30,
	2025	2024
	USD in thousands

Revenue	6,984	6,198
Cost of goods sold and cost of advertising (1)	(6,973)	(5,999)
Operating expenses (2)	(7,937)	(2,679)
Other segment items (3)	5,184	(1,395)
Net loss	(2,742)	(3,875)

(1)	Includes cost of goods sold and direct advertising expenses related to Amazon and other sites.

(2)	Operating expenses include payroll (which are not included in the cost of goods sold), interest income (expense), net, exchange rate differences, advertising and marketing expenses which are not included in cost of advertising rent, insurance, travel and entertainment, income taxes, consultants fee, legal fees and miscellaneous expenses.

(3)	Other segment expense items include equity losses, changes in fair value of derivative liabilities, loss from change in value of investment at fair value, depreciation and amortization of intangible assets and changes in deferred taxes, net.

Revenues are attributed to geographic areas:

	Six months ended June 30,
	2025	2024
	USD in thousands

America	1,631	1,374
Europe	5,353	4,824
	6,984	6,198

NOTE 11 — RELATED PARTIES — TRANSACTIONS AND BALANCES

a.	Transactions with interested and related parties:

	Six months ended June 30,
	2025	2024
	USD in thousands
Cost of sales:
Inventory storage (c1)	55	207
Purchased goods	20	-
	75	207
General and administrative:
Consulting fees (c1), (c2)	602	198
Share based payment (c6)	173	-
Revenue Sharing Payment (c4)	24	21
	799	219
Other income:
Consulting Agreement (c3)	(60)	(60)

Financial expenses (income), net:
Interest expense on Deferred Payment	9	-

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 11 — RELATED PARTIES — TRANSACTIONS AND BALANCES (Cont.)

b.	Balances with interested and related parties:

	Period ended
	June 30, 2025	December 31, 2024
	USD in thousands
Assets:
Other receivables – non-current (c3)	172	112
	172	112
Liabilities:
Other payables (c1) (c2) (c4)	882	120
Convertible promissory notes (c5)	7,071	-
	7,953	120

c.	Additional information:

1.

On October 26, 2022, the Company and Pure Capital entered into a consulting agreement (the “Pure Capital Consulting Agreement”), pursuant to which Pure Capital agreed to provide consulting services to the Company for a monthly fee of NIS 57.75 thousand (approximately $16 thousand). Pursuant to the Pure Capital Consulting Agreement, Pure Capital is also entitled during the term of the consulting agreement to the following payments: (i) an amount equal to 7% of the gross proceeds paid to the Company in connection with any exercise of warrants, including warrants then outstanding or issued thereafter, and (ii) 8% of the total consideration paid in connection with any purchase of a new brand, businesses, or similar events initiated or assisted by Pure Capital.

Additionally, on October 26, 2022, the Company and Pure Logistics, a company wholly-owned by Pure Capital and a former director of the Company, entered into a warehouse storage agreement located in New Jersey. As described in Note 3, on March 18, 2025, the Company acquired all of the issued and outstanding equity interests of Pure Logistics (which was accounted for as a related-party transaction prior to the acquisition).

On February 5, 2024, the Company paid Pure Capital $100 thousand under the Pure Capital Consulting Agreement, in connection with the Company’s initial public offering.

On April 7, 2025, the Company and Pure Capital entered into an amendment to the Pure Capital Consulting Agreement, to be effective as of January 1, 2024. Pursuant to the amendment, Pure Capital is entitled to a special bonus upon the consummation of an offering of securities of the Company, including proceeds received from the exercise of warrants, based on the following distribution of gross proceeds: (i) up to $2.5 million, Pure Capital will be entitled to a bonus payment of $175,000; (ii) between $2.5 million and $5 million, Pure Capital will be entitled to a bonus payment between $175 thousand to $300 thousand; (iii) between $5 million and $10 million, Pure Capital will be entitled to a bonus payment between $300 thousand to $700 thousand; and (iv) above $10 million, Pure Capital will be entitled to a bonus payment between $700 thousand to $1,300 thousand. In addition, in lieu of a bonus payment of $124 thousand that Pure Capital was entitled to pursuant to the amendment, the Company issued to Pure Capital 5,964 ordinary shares.

On August 1, 2025, the Company and Pure Capital entered into a second amendment to the Pure Capital Consulting Agreement, pursuant to which Pure Capital is no longer entitled to receive a monthly consulting fee and is entitled to receive reimbursement of expenses for up to $5 thousand.

2.

On April 30, 2024, the Company entered into a consulting agreement (the “Xylo Consulting Agreement”) with Xylo Technologies Ltd. (formerly Medigus Ltd.) (“Xylo”), pursuant to which Xylo agreed to provide consulting services to the Company for a monthly fee of $20 thousand. The Xylo Consulting Agreement is for a 36-month term beginning in January 2024 and may be terminated for cause upon 30 days’ prior notice. Consulting fees under the Xylo Consulting Agreement are included in other expenses.

On April 7, 2025, the Company and Xylo entered into an amendment to the Xylo Consulting Agreement pursuant to which the monthly fee payable to Xylo was reduced to $10 thousand, effective as of January 1, 2025.

JEFFS’ BRANDS LTD

NOTES TO the interim CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

NOTE 11 — RELATED PARTIES — TRANSACTIONS AND BALANCES (Cont.)

3.

On March 22, 2023, the Company entered into a consulting agreement with SciSparc U.S. (the “SciSparc Consulting Agreement”), pursuant to which the Company agreed to provide management services to SciSparc U.S. for the Wellution brand for a monthly fee of $20 thousand and the Company received a one-time signing bonus of $51 thousand. The SciSparc Consulting Agreement has no defined term and may be terminated by either party with 30 days’ prior notice. In November 2023 the monthly fee was reduced to $10 thousand. Consulting fees received under the SciSparc Consulting Agreement are -included in other income in the condensed consolidated statements of operations.

On July 28, 2025, the Company and SciSparc U.S. entered into a side letter to the SciSparc Consulting Agreement, pursuant to which, as of July 28, 2025, all consulting fees that were outstanding or that accrue for services rendered after such date, shall be payable only (i) out of the Company’s positive cash flow and (ii) not earlier than October 30, 2026.

4.

In April 2024, the Company paid $12 thousand to Xylo and $9 thousand to Pure Capital as a revenue sharing payment. The outstanding amount payable to Xylo and Pure Capital as of June 30, 2025 is $14 thousand and $10 thousand, respectively.

5.	See Note 8 regarding the convertible promissory note on January 16, 2025.

6.	See Note 5d regarding the Share based payment on April 9, 2025.

NOTE 12 — SUBSEQUENT EVENTS

a.	See Note 3 regarding the settlement of the Deferred Payment on July 1, 2025.

b.	See Note 4a regarding the repayment of the remaining balance of the January Note on July 1, 2025.

c.	See Note 7 regarding the exercise of Series A warrants.

c.

On July 7, 2025, the transaction contemplated under the share purchase agreement, dated February 16, 2025, (the “Fort Purchase Agreement”) with Fort Technology Inc. (formerly Impact Acquisitions Corp Inc., “Impact”) was completed. Pursuant to the Fort Purchase Agreement, at the closing, the Company sold to Impact all of the issued and outstanding shares of Fort, in consideration for 100 million common shares of Impact and up to an additional 66 million common shares of Impact, contingent upon the achievement of certain pre-determined milestones, at a deemed price of CAD 0.171246 per share. This consideration represents a post-closing equity interest of 75.02% of Impact’s outstanding shares (or up to 83.29% upon full achievement of the milestones). The transaction is based on a total value of Impact of approximately CAD 4.8 million (approximately $3.3 million) (net of transaction costs and reflecting a minimum cash position of CAD 700,000 (approximately $486,330), and ascribes to Fort Products a total valuation of approximately CAD 17.1 million (approximately $11.9 million).

On July 10, 2025, the trading of Impact’s common shares resumed trading on the TSX Venture Exchange.

In connection with the Fort Purchase Agreement, on September 11, 2025, Fort and Jeffs’ Brands Holdings entered into a membership interests transfer agreement, pursuant to which Jeffs’ Brands Holdings assigned to Fort, all of the membership interest in Fort Products LLC, such that Fort Products LLC became a wholly owned subsidiary of Fort.

d.	On July 21, 2025, Mr. Viki Hakmon resigned from the board of directors of the Company effective immediately and from his position as the chief executive officer of the Company, effective as of July 31, 2025.

e.	On July 21, 2025, the board of directors of the Company approved the appointment of Mr. Eliyahu Zamir as the Company’s Chief Executive Officer, effective as of August 1, 2025.

f.	On August 13, 2025, Fort Technology Inc. (formerly Impact) entered into a private placement of convertible debentures with total gross proceeds of CAD 5,000 (approximately $3,640 thousand). The private placement closed on August 22, 2025. The debentures bear annual interest at 10%, payable quarterly, and mature two years after the issuance date. The principal amount is convertible, at the option of the holder, into units at a conversion price of CAD 0.185 per unit. Each unit consists of one common share and one warrant to purchase one common share at an exercise price of CAD 0.185, exercisable for a period of five years.

The Company participated in the private placement and purchased convertible debentures for CAD 2.2 million (approximately $1.6 million).

g.	Subsequent to June 30, 2025, 13,613 and 110,371 Series A warrants and June Notes, respectfully, were exercised or converted, for total consideration of $598 thousand. Pursuant to anti-dilution provisions of Series A warrants and January Warrant and following to such exercises, the exercise price of the outstanding Series A warrants and January Warrant was adjusted to $3.18516.